DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06025588

February 16, 2006

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/16/2006

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

Dear Ms. Weber:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to Verizon by Chris Rossi. We have also received letters on the proponent's behalf dated December 30, 2005 and January 30, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

732712

VC54S440
One Verizon Way.
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

RECEIVED
2005 DEC 29 PM 5: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon received a shareholder proposal and supporting statement (the "Proposal") on November 3, 2005, from Chris Rossi (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal and the accompanying cover letter, dated October 5, 2005, is attached as Exhibit A. The cover letter states that Mr. John Chevedden is representing Mr. Rossi with respect to shareholder matters, including the Proposal, and is Mr. Rossi's proxy for all purposes in connection with the Proposal. For the reasons stated below, Verizon intends to omit the Proposal from its 2006 Proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the attachments to this letter. A copy of this letter is also being sent to the Proponent and Mr. Chevedden as notice of Verizon's intent to omit the Proposal from Verizon's 2006 Proxy materials.

I. Introduction.

On November 3, 2005, Verizon received a letter from the Proponent containing the following proposal:

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any future or current poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal, as discussed below.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 proxy materials.

II. The Proposal May be Omitted Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. In 2004, Verizon adopted the following policy statement with respect to any future adoption of a shareholders rights plan (the "Verizon Policy"):

> Verizon Communications does not currently have a shareholder rights plan, or "poison pill," and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which lead it to conclude that adopting a rights plan would be in the best interests of shareholders, it will seek prior shareholder approval unless the Board, exercising its fiduciary duties, determines that such submission would not be in the best interests of shareholders under the circumstances. If any rights plan is adopted without prior shareholder approval, it will be presented to shareholders within one year or expire within one year without being renewed or replaced. Any plan adopted by the Board will also contain a "sunset" provision, providing that shareholders will have the opportunity to ratify or reject the plan every three years following the date of initial shareholder approval.

The Verizon Policy substantially implements the Proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal),

The Verizon Proposal satisfies the Proposal's underlying concern that any shareholder rights plan be explicitly approved by shareholders. Whereas the Proposal asks that any future shareholder rights plan be redeemed unless explicitly approved by the shareholders, the Verizon Policy goes a step further and requires shareholder approval prior to adoption of a shareholder rights plan, except in the limited case that, in the exercise of its fiduciary duties, the Board determines adoption of such a plan to be in the best interests of shareholders under the circumstances. In that event, the Verizon Policy requires that any such plan either be presented to the shareholders within one year or expire within one year.

In a number of recent no-action rulings, the Staff permitted the omission of a proposal similar in substance to the Proposal, where the company adopted a policy that was deemed to "substantially implement" the proposal. In each instance, the policy specified that the company's board of directors would submit any shareholder rights plan to a shareholder vote unless the board of directors, in exercising its fiduciary duties, determined that such submission would not be in the best interests of the shareholders under the circumstances. See *Fortune Brands Inc.* (January 10, 2005), *Morgan Stanley* (February 2, 2005), *ConAgra Foods, Inc.* (July 1, 2004), *Mattel, Inc.* (March 24, 2004), *3M Company* (February 17, 2004), *Allstate Corporation* (January 28, 2004) and *Hewlett-Packard Company* (December 24, 2003).

III. Conclusion

Verizon believes that the Proposal may properly be omitted from its 2006 proxy materials because it has already adopted a policy that substantially implements the Proposal. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 Proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Chris Rossi
John Chevedden

EXHIBIT "A"

Chris Rossi, Custodian Vanessa Rossi,
P.O. Box 249
Boonville, CA 95415

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi   10/05/05.

cc: Marianne Drost
Corporate Secretary
PH: 212-395-2121
FX: 212-869-3265
FX: 212-921-2971
FX: 212-597-2542

[October 17, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any future or current poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

~~Nick~~ Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "F" in CEO Compensation – CEO target pay of $19 million a year.
  - Overall Governance Risk Assessment = High

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- Five of our directors had non-director business with our company – Independence concern.
- Two directors owned zero or 611 shares – Lack of commitment concern.
- Our key Audit Committee chairman had 18-years director tenure – Independence concern.

Additionally:

- Three of our directors were rated "problem directors" by The Corporate Library:
  1) Mr. Carrion – because he chaired the executive compensation committee at Wyeth, which received a CEO Compensation rating of "F" by The Corporate Library.
  2) Mr. Shipley – because he chaired the executive compensation committee at our company which received a CEO Compensation rating of "F" by TCL.
  3) Mr. Stafford – because he chaired the executive compensation committee at Honeywell International, which received a CEO Compensation rating of "F" by TCL.

I believe these sub-optimal governance examples reinforce the reason to adopt the above RESOLVED statement to help improve our corporate governance.

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, December 30, 2005 11:08 PM
To: CFLETTERS
Cc: Mary Louis Weber
Subject: Re Verizon Communications Inc. (VZ) No-Action Request Chris Rossi

Re Verizon Communications Inc. (VZ) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 30, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Chris Rossi

Ladies and Gentlemen:

This is an initial response to the Verizon December 28, 2005 no action request.

The rule 14a-8 proposal text states:
"3 Redeem or Vote Poison Pill

"RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any future or current poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable."

The vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy" that would trigger a poison pill without any shareholder vote whatsoever:
"if the Board is presented with a set of facts [what kind of "facts"?] and circumstances [what kind of "circumstances"?] which lead it to conclude [what criteria would this conclusion be based on?] that adopting a rights plan would be in the best interests [what criteria is used to determine best interests] of shareholders [how many "shareholders" apparently at least 2 shareholders and what categories of "shareholders"?].

The policy does not state whether inside directors can vote or whether a one-vote margin is all that is needed. Hence based on the vague text of this policy a pill can be adopted by a 5-4 vote with the Chairman casting the deciding vote with an assist from a director with non-director links to the company.

Also the company fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote, as a separate ballot item, as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders.

Although the proposal asks for a "vote Š as soon as may be practicable" the company policy has the limitation of "the opportunity to ratify or reject the plan every three years." The company argument thus seems to be that waiting 3-years for a vote is almost the same as a vote "as soon as may be practicable." Based on the vague policy text, depending on the timing of a future adoption of a pill and the usual date of the annual meeting it seems it could take 3-1/2 years before a pill might come to a vote.

The company does not cite any consequences for the board if it substitutes its own entrenchment or any other reason for "the best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board[1]s entrenchment thus a toothless policy.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "the best interest of shareholders" and the directors own personal interest in continued longevity at Verizon and a steady-stream of attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim The Corporate Library's conclusion that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Verizon.

Waiting 3-years for a bundled vote is not the same as a vote as a separate ballot item in less than a year. For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louis Weber <mary.l.weber@verizon.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 31, 2006 12:50 AM
To: CFLETTERS
Cc: Mary Louis Weber
Subject: #2 Re Verizon Communications Inc. (VZ) No-Action Request Chris Rossi

#2 Re Verizon Communications Inc. (VZ) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 30, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: Chris Rossi

Ladies and Gentlemen:

Precedents similar to this proposal did not receive Staff concurrence in regard to rule 14a-8(i)(10):
The Home Depot, Inc. (January 26, 2006)
Borders Group, Inc. (January 26, 2006)
Electronic Data Systems (January 26, 2006)

The proposal to EDS stated:
"3 Redeem or Vote Poison Pill
"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it."

Additionally a 2005 precedent similar to this proposal did not receive Staff concurrence regarding rule 14a-8(i)(10) PG&E Corporation (January 21, 2005) and its reconsideration in PG&E Corporation (March 25, 2005).

The proposal to PG&E stated:
"Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

And the company responded:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E failure to receive concurrence in a similar precedent was reinforced by the Staff reconsideration.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louis Weber <mary.l.weber@verizon.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

The proposal requests the board of directors adopt a rule that the board will redeem any future or current poison pill unless such pill is submitted to a shareholder vote as soon as may be practicable.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel